DORSEY
DORSEY & WHITNEY LLP

May 8, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- The Company's Management's Discussion & Analysis for the three months ended March 31, 2007, filed on SEDAR on May 7, 2007. This filing is required pursuant to National Instrument 51-102 which mandates the filing of Interim Management's Discussion & Analysis. National Instrument 13-101 mandates the electronic filing requirement on SEDAR.

- The Company's Consolidated Financial Statements as at March 31, 2007 and for the three month periods ended March 31, 2007 and 2006 filed on SEDAR on May 7, 2007. This filing is required pursuant to National Instrument 51-102 which mandates the filing of interim financial statements. National Instrument 13-101 mandates the electronic filing requirement on SEDAR.

- The Certification of Interim Filings by the Company's Chief Executive Officer filed on SEDAR on May 7, 2007. This document is required by Form 52-109 as a certification instrument that must be filed in conjunction with a company's annual filings.

- The Certification of Interim Filings by the Company's Chief Financial Officer filed on SEDAR on May 7, 2007. This document is required by Form 52-109 as a certification instrument that must be filed in conjunction with a company's annual filings.

File No. 82-35055

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Dorsey & Whitney LLP

Addax Petroleum Corporation

Management's Discussion & Analysis
For the three months ended March 31, 2007

The following Management's Discussion and Analysis of Addax Petroleum Corporation ("Addax Petroleum") is dated May 8, 2007 and should be read in conjunction with Addax Petroleum's interim unaudited consolidated financial statements as at March 31, 2007 and for the three month periods ended March 31, 2007 and 2006 as well as the audited consolidated financial statements for the year ended December 31, 2006 together with the notes thereto and related Management's Discussion and Analysis. The consolidated financial statements presented herein are those of Addax Petroleum and its subsidiaries. Except as otherwise indicated, certain defined words and terms used herein have the meaning set forth in Addax Petroleum's Annual Information Form dated March 28, 2007. This document and other information regarding Addax Petroleum are available from SEDAR at www.sedar.com. All amounts presented are in United States dollars unless otherwise indicated.

LEGAL NOTICE – FORWARD-LOOKING STATEMENTS

Certain statements in this report constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuations in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, production start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this interim report is made as of the date of this report and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

NON-GAAP MEASURES

Addax Petroleum defines "Funds Flow From Operations" or "FFFO" as net cash from operating activities before changes in non-cash working capital. Management believes that in addition to net income, FFFO is a useful measure as it demonstrates Addax Petroleum's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Addax Petroleum also assesses its performance utilizing Operating Netbacks which it defines as the per barrel profit margin associated with the production and sale of crude oil and is calculated as the funds flow from operations per barrel sold, prior to corporate charges. FFFO and Operating Netback are not recognized measures under Canadian Generally Accepted Accounting Principles ("GAAP"). Readers are cautioned that these measures should not be construed as an alternative to net income or cash flow from operating activities determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

First Quarter 2007 Highlights

Selected highlights *(US$ million, unless otherwise stated)*	Three months ended 31-Mar 2007	Three months ended 31-Mar 2006	Year ended 31-Dec 2006
FINANCIAL:			
Petroleum sales before royalties	627	394	2,029
Funds Flow From Operations ("FFFO")	263	175	829
FFFO per share (US$/share)	1.70	1.36	5.80
Net income	79	57	243
Earnings per share (US$/share)	0.51	0.44	1.70
Weighted average common shares outstanding (millions)	155	128	143
Cash dividend per share (US$/share)	0.05	--	0.10
Total assets	3,113	1,251	2,978
Capital expenditures, net of dispositions	216	246	1,099
Total long-term liabilities	1,097	115	932
OPERATIONAL:			
Average net working interest oil production (Mbbl/d):			
Nigeria	98	80	86
Gabon	18	--	4
Total	116	80	90
Prices, expenses and netbacks (US$/bbl):			
Nigeria			
Average realized price	58.48	59.41	63.60
Operating expense	6.55	7.13	6.12
Operating netback	43.21	41.24	45.36
Gabon			
Average realized price	54.81	--	58.49
Operating expense	13.74	--	11.62
Operating netback	37.21	--	35.59

- During the first quarter ("Q1") 2007, petroleum sales increased 59% and net income increased 39% compared to Q1 2006; both primarily due to an increase in production in existing Nigeria blocks and the Q3 2006 acquisition of Pan-Ocean Energy Corporation ("PanAfrican") in Gabon. Further details of the acquisition are provided in the December, 31 2006 Management Discussion & Analysis ("MD&A").
- Funds flow from operations amounted to $263 million in Q1 2007, an increase of 50% from Q1 2006 resulting from the increased production during the year in conjunction with higher non-cash depreciation, depletion and amortization costs in Q1 2007.
- Total Assets increased from Q1 2006 by 149% to $3,113 million due to the PanAfrican acquisition and intensive capital investments in the Joint Development Zones ("JDZ"), OPL291 and Taq Taq blocks as well as continuing investment in Addax Petroleum's Nigerian and Gabonese assets.
- Average net working interest oil production of 116 Mbbl/d in Q1 2007 represents an increase of 45% over Q1 2006. Gabon properties acquired in Q3 2006 contributed 18 Mbbl/d for the current period and increases in the Nigerian OML126 block production volumes from Q1 2006 of 14 Mbbl/d were the primary sources of growth.
- Average operating netback for Nigerian crude oil in Q1 2007 is $43.21/bbl, an increase of 5% compared with Q1 2006 due to lower royalties per barrel as a result of the lower average sales price in Q1 2007 compared to Q1 2006.
- Gabon's operating netback was higher in Q1 2007 as a full quarter's effects of the new export line was experienced in Q1 2007 resulting in higher production and partially offset by higher per barrel costs compared to the 2006 year.

HIGHLIGHTS

Gross working interest oil production averaged 116 Mbbl/d from Addax Petroleum's license areas in Nigeria and Gabon, an increase of approximately 7% over the prior quarter. Production performance is in line with the average production guidance for 2007 of between 127 and 133 Mbbl/d. Operational highlights for Q1 2007 include:

- Average oil production of 116 Mbbl/d
- Seven drilling rigs operated by Addax Petroleum
- Drilled a total of ten new development wells
- Placed ten wells on production including seven wells drilled in the quarter and three wells drilled previously, including one non-operated well
- Drilled six exploration and appraisal wells resulting in the discovery and successful appraisal of a new accumulation, successful appraisal of an existing discovery, successful extensions to two producing fields and one dry hole
- Signed a deep water drillship contract to be used for drilling in JDZ blocks 2, 4 and OPL291

NEW BUSINESS

As reported on April 10, 2007, Addax Petroleum has, subject to the consent of the Government of Gabon, farmed in for a 50% interest and operatorship of the Epaemeno license area. Elsewhere in Gabon, Addax Petroleum has, under the terms of the Panthere NZE license area production sharing contract ("PSC"), relinquished the Mokabou and Pomarin areas and retained the Autour area.



PRODUCTION AND DEVELOPMENT OPERATIONS

Addax Petroleum's production and development operations take place in Nigeria and since Q3 2006, following the acquisition of PanAfrican, in Gabon. In addition, Addax Petroleum is combining initial development with appraisal activities at the Taq Taq property in the Kurdistan Region of Iraq.

Nigeria

Addax Petroleum's Nigeria license areas contribute the majority of its production. Gross working interest production increased to an average of 98 Mbbl/d Q1 2007 from 96 Mbbl/d in Q4 2006. Production performance is tabulated below:

Average net working interest oil production	**Three months ended**		
	31-Mar	31-Mar	31-Dec
(Mbbl/d)	**2007**	2006	2006
Nigeria			
OML123	**51**	50	50
OML126	**41**	27	42
Subtotal – Offshore Nigeria	**92**	77	92
OML124	**6**	3	4
Subtotal – Offshore and Onshore Nigeria	**98**	80	96

Throughout the first quarter, Addax Petroleum operated four drilling rigs: two jack-up rigs on OML123, one semi-submersible on OML126 and one land rig on OML124. Development drilling activity comprised drilling six new development wells, three on OML123, one on OML126 and two on OML124. Of these, the new OML123 and OML124 wells are on production while the new OML126 development well is awaiting tie-back.

A successful exploration and an appraisal well were drilled in OML123. Further successful field extension wells were drilled on the Ebughu and Okwori fields in OML123 and OML126 respectively. Subsequently, three development wells have been drilled, two of which are on production and one awaiting tie back. The fifth exploration and appraisal well, on the Nda West prospect in OML126, was unsuccessful.

Addax Petroleum relinquished 50% of the OPL225 exploration license area pursuant to the terms and conditions of the relevant PSC. OPL225 was subsequently renamed as OML137

Gabon

Addax Petroleum's Gabon producing license areas were acquired in September, 2006. Gross working interest production increased to an average of 18 Mbbl/d in Q1 2007 from 12 Mbbl/d in Q4 2006. Production performance is tabulated below:

Gabon production, Mbbl/d	**Three months ended**	
	March 31	December 31
	2007	2006
Onshore license areas	**12**	7
Offshore license areas	**6**	5
Gabon - total	**18**	12

Addax Petroleum operated one onshore drilling rig continuously during the first quarter and drilled three development wells, two of which were placed on production. A further two previously drilled wells were also placed on production. A second rig was contracted for a single well and drilled a successful appraisal well on the previously discovered but undeveloped onshore Autour field. The well is presently suspended and awaiting flow testing. On the offshore, non-operated license areas, one development well in the Avouma field was placed on production and tied back to the floating, production, storage and offloading vessel, the Petroleo Nautipa, at the Etame field.

To accelerate drilling on Addax Petroleum's onshore licenses, a second dedicated land rig was brought into Gabon by Addax Petroleum at the end of Q1 2007 and is currently being assembled in readiness to start drilling during Q2 2007.

Kurdistan Region of Iraq

During Q1 2007, Addax Petroleum continued to appraise the Taq Taq field in preparation for future development and successfully tested a well and spudded a second well, approximately 3.6 kilometres north-northwest of the first well. As reported on March 1, 2007, the second well tested at an aggregate rate of 27 Mbbl/d from two separate intervals. At quarter end, the third well was close to total depth and a core was being cut. Presently the third well is being prepared for flow testing, the results of which will be announced following the completion of testing.

EXPLORATION AND APPRAISAL OPERATIONS

In Q1 2007, Addax Petroleum expanded its exploration and appraisal investment activity as described below.

Gulf of Guinea Deep Water

During Q1 2007, there has been no field or drilling activity in Addax Petroleum's deep water license areas in the JDZ between Sao Tome and Principe and Nigeria and in OPL291 offshore Nigeria. Technical studies are ongoing to evaluate exploration prospect drilling locations. As reported on March 6, 2007, Addax Petroleum has contracted the Aban Abraham, a deep water drillship, to be available in 2008 in Addax Petroleum's deep water license areas.

Cameroon

In Cameroon, during Q1 2007, there has been no field or drilling activity. Addax Petroleum plans to drill two exploration wells on the Ngosso license area later in 2007 and drilling rig selection is on-going.

STANDARD & POOR'S CANADIAN INDEX

Effective March 19, 2007, Addax Petroleum was added to the Standard & Poor ("S&P") / TSX Composite Index and the S&P / TSX Capped Energy Index.

DIVIDEND DECLARED

Addax Petroleum declared a dividend of CDN$0.05 per share for Q4 2006 which was payable March 15, 2007 to shareholders on record as of March 1, 2007.

DEBT FINANCING

Addax Petroleum entered into a five year, $1,500 million senior secured reducing revolving debt facility consisting of a $1,200 million loan tranche and a $300 million letter of credit tranche. The loan has been used to re-finance the former bridge facility, fund budgeted capital expenditures and for general corporate purposes. The loan is in the form of a borrowing base loan secured against a portion of Addax Petroleum's business interests and is subject to potential reductions after three years.


OML 124
NIGERIA
Ngosso
OML 123
Okwok
OML 137
OML 126
OPL 291
Block 2
Block 3
Block 4
JDZ
CAMEROON
IRAQ
EQUATORIAL GUINEA
ATLANTIC OCEAN
SAO TOME & PRINCIPE
Kiarsseny
Remboué
Epaemeno
GABON
Awoun
Maghena
Panthere NZE
Iris Marin
Ibekella
Themis Marin
Etame Marin
CONGO
N
0 25 50 100 150 200
Kilometers

PRODUCTION

Production continues to grow in Q1 2007, which is primarily sourced from increased production at OML126 and the Q3 2006 acquisition of the PanAfrican properties in Gabon. Approximately 44% of Addax Petroleum's production in Q1 2007 is from offshore OML123 and 35% is from offshore OML126 blocks, both in Nigeria. Gabon only contributed 4% to the 2006 annual production, as it was not part of Addax Petroleum until September 2006, whereas it contributed 16% to Q1 2007 production.



Average Production
120
100
80
60
40
20
0
(Mbbl/d)
2002
2003
2004
2005
2006
Q1 2007
(Annual 2002-2006, Q1 2007)

Addax Petroleum's average working interest production for each license area was as follows:

Average net working interest oil production	Three months ended		Year ended
	31-Mar	31-Mar	31-Dec
(Mbbl/d)	2007	2006	2006
Nigeria			
OML123	51	50	50
OML126	41	27	32
Subtotal – Offshore Nigeria	92	77	82
OML124	6	3	4
Subtotal – Offshore and Onshore Nigeria	98	80	86
Gabon			
Panthere NZE	3	–	1
Maghena	8	–	1
Remboué	1	–	–
Subtotal – Onshore Gabon	12	–	2
Etame	6	–	2
Subtotal – Offshore and Onshore Gabon	18	–	4
Total	116	80	90

Nigeria Properties

OML123

Production has increased slightly during Q1 2007. There were three new wells brought on production resulting in a total of 54 producing wells during the quarter (Q4 2006: 48 producing wells).

OML126

In Q1 2007, production was 52% higher than in Q1 2006 due to the addition of five new producing wells since Q1 2006. However, there were no new wells brought on production during Q1 2007, so total producing wells remained at 12.

OML124

OML124 production increased by 100% compared to Q1 2006 as a result of two new wells which were brought on production during Q1 2007. There are 16 producing wells on OML124 compared to 13 producing wells in Q4 2006. Production has been steadily increasing through 2006 and into 2007 due to a well workover campaign.

Gabon Properties

As the Gabon PanAfrican acquisition occurred in the third quarter ("Q3") 2006, there are no comparatives for Q1 2006. The Gabon properties produced an average of 12 Mbbl/d in Q4 2006. To give an indication of the operational history for these properties, the following table shows the average net working interest production for the Gabon properties for the 2006 year when they were operated by PanAfrican:

Average net working interest oil production	**Three months ended**		**Year ended**
	31-Mar	31-Mar	**31-Dec**
(Mbbl/d)	**2007**	2006	**2006**
Before Royalties:			
Gabon			
Panthere NZE	**3**	2	**2**
Maghena	**8**	1	**2**
Remboué	**1**	1	**1**
Subtotal – Onshore	**12**	4	**5**
Etame	**6**	5	**6**
Total - Gabon	**18**	9	**11**

Maghena & Panthere NZE

During Q1 2007, there were three new wells added in Maghena and one new producing well in Panthere NZE resulting in significant increases to production. A new pipeline was commissioned in Q4 2006, resulting in additional production for Maghena and Panthere NZE licenses. The total producing wells at Q1 2007 is 21 compared to 15 at Q4 2006. The Autour licence was renewed for a further five years during Q1 2007. Addax Petroleum has a 92.5% working interest in both Maghena and Panthere NZE.

Remboué

Remboué continued producing from the existing seven wells in production at Q4 2006. Addax Petroleum has a 40% working interest in this license.

Etame

Etame had one new well brought on production during Q1 2007, resulting in a total number of producing wells at Q1 2007 of five compared to four at Q4 2006. Addax Petroleum has a 31.36% working interest in the Etame license.

CRUDE OIL MARKETING AND PRICES

During Q1 2007, Addax Petroleum continued to produce and sell crude oil from its three existing streams in Nigeria: Antan (OML123), Brass (OML124) and Okwori (OML126), and four streams in Gabon: Panthere NZE (Obangue field), Maghena (Tsiengui field), Rembouė, and Etame. Summarized below are the periods' average realized sales prices and effective premiums or discounts relative to the Dated Brent Benchmark Price for each producing region and for material individual streams.

Average realized sales prices and effective premiums or discount	**Three months ended**		**Year ended**
	31-Mar	31-Mar	**31-Dec**
(US$/bbl)	**2007**	2006	**2006**
Average Dated Brent Benchmark Price	**57.75**	61.75	**65.11**
Nigeria Total			
Average Premium (Discount)	**1.20**	(2.49)	**(1.74)**
Average Realized Sales Price	**58.48**	59.41	**63.60**
OML123			
Average Premium (Discount)	**(1.64)**	(4.90)	**(3.76)**
Average Realized Sales Price	**55.60**	57.14	**61.71**
OML126			
Average Premium (Discount)	**3.04**	1.91	**1.27**
Average Realized Sales Price	**60.25**	63.56	**66.34**
Gabon Total			
Average Premium (Discount)	**(3.06)**	--	**(2.09)**
Average Realized Sales Price	**54.81**	--	**58.49**
Panthere NZE			
Average Premium (Discount)	**(3.97)**	--	**(0.77)**
Average Realized Sales Price	**53.70**	--	**59.56**
Maghena			
Average Premium (Discount)	**(2.99)**	--	**(2.16)**
Average Realized Sales Price	**55.22**	--	**58.14**
Etame			
Average Premium (Discount)	**(2.39)**	--	**(1.38)**
Average Realized Sales Price	**55.27**	--	**59.46**
Total Average Realized Sales Price	**57.86**	59.41	**63.40**

(1) The Average Dated Brent Benchmark Price represents the average of monthly values for the period in question. Individual sales prices are expressed as differentials to Dated Brent over shorter periods, related to the time of delivery. Accordingly, the difference between the reported Average Realized Prices and Average Dated Brent Benchmark Prices may not correspond to the Average Premium (Discount) to Brent Crude. The average realizations for Nigeria and Gabon are weighted by volume of the relevant grades.

(2) OML124 and Rembouė average realized sales price and average premium (discount) are included in the Nigerian Total and Gabon Total, respectively, however not shown separately.

International crude prices (as measured by such benchmarks as Dated Brent) were somewhat volatile during Q1 2007 with an average of $57.75/bbl. Prices fell in January 2007 to approximately $50.68/bbl and then increased during February and March 2007 reaching approximately $68.64 at the end of Q1 2007. In general, the Q1 2007 average realized crude price was lower than the average realized crude price during Q1 2006 by 3%, whereas the Brent lower average price between the comparative periods was 6%.

The changes in oil prices throughout the quarter can be tied to a few significant events which lead to their fluctuation. At the end of Q4 2006, OPEC Ministers agreed to two separate sets of production quota cuts totalling 2 Mbbl/day, but the impact was not fully apparent until 2007. Furthermore, the northern hemisphere experienced cold weather during February which boosted crude prices. During March 2007, there was renewed geopolitical tension between the United Kingdom and Iran over a hostage situation which drove up the price. However, upon resolution in April 2007, there was some fall back in the prices.

The Nigeria crude changed from selling at an average discount of $2.49/bbl in Q1 2006 to a premium of $1.20/bbl in Q1 2007, which is consistent with the trend throughout the 2006 year. Sales from OML126 were originally discounted as a new grade when they first came on stream in 2005, however have been improving throughout 2006 and into Q1 2007.

It should be noted that the distribution of liftings from each stream was not uniform across the period; in particular months an individual stream might have greater or smaller or even no sales volumes. Accordingly, the average differential to Dated Brent across the whole period is not necessarily representative of monthly performance (refer to note 1 in the previous table). During Q1 2007, the majority of the sales occurred in January and February for OML123/124. In OML126, sales were highest in January and steadily lower in February and March. Given sales

prices increased in February and March, the timing impacts the average sales prices realized over the quarter. Overall, the quality of the oil produced has remained constant.

The Gabonese streams are sold under long-term contracts which require prices to be based on the monthly prices issued by the Department of Gas and Hydrocarbons, Government of Gabon for its major export streams.

PETROLEUM SALES AND SALES VOLUMES

Petroleum sales are reported on the basis of oil volumes sold gross of royalties and exclude any volumes held as inventory at the end of the period. Inventory held at the beginning of period is included in sales during the period together with the related costs and any overlifts are accounted for as deferred income on the balance sheet. Inventory held as at Q1 2007 in Nigeria was 1,374 Mbbls compared with 1,565 Mbbls as at Q4 2006. In December 2006, a planned lifting of 950 Mbbls from Okwori was deferred until early January 2007 due to adverse weather conditions. Gabon had 85 Mbbls of inventory at March 31, 2007 compared to 309 Mbbls at December 31, 2006.

The petroleum sales volumes, revenues and mixes are as set out in the tables below:

Revenues			
	Three months ended		**Year ended**
	31-Mar	31-Mar	**31-Dec**
(US$ million)	**2007**	2006	**2006**
Nigeria			
OML123	203	243	1,139
OML126	288	139	735
Subtotal – Offshore	491	382	1,874
OML124	35	12	81
Subtotal – Nigeria	526	394	1,955
Gabon			
Panthere NZE	14	--	14
Maghena	47	--	21
Remboué	3	--	6
Subtotal – Onshore	64	--	41
Etame	37	--	33
Subtotal – Gabon	101	--	74
Total	627	394	2,029

Volumes	**Sales Volumes (MMbbl)**			**Volume %**		
	Three months ended		**Year ended**	**Three months ended**		**Year ended**
(MMbbl or %, as indicated)	**31-Mar 2007**	31-Mar 2006	**31-Dec 2006**	**31-Mar 2007**	31-Mar 2006	**31-Dec 2006**
Nigeria						
OML123	4	5	19	36%	71%	57%
OML126	4	2	11	37%	29%	35%
Subtotal - Offshore	8	7	30	73%	100%	92%
OML124	1	--	1	9%	--	4%
Subtotal – Nigeria	9	7	31	82%	100%	96%
Gabon						
Panthere NZE	--	--	--	--	--	1%
Maghena	1	--	--	9%	--	1%
Remboué	--	--	--	--	--	--
Subtotal – Onshore	1	--	--	9%	--	2%
Etame	1	--	1	9%	--	2%
Subtotal – Gabon	2	--	1	18%	--	4%
Total	11	7	32	100%	100%	100%

(1) Note, the above comparative percentages are calculated on un-rounded amounts to keep percentages consistent with prior MD&A reports.

During Q1 2006, sales levels were lower as there were delays in liftings at the end of March 2006 due to the unavailability of tugs. OML124 delayed lifting 120,000 barrels and OML126 delayed 650,000 barrels until April 2006. A similar situation did not occur in Q1 2007 resulting in significantly higher overall quarterly sales from these licenses.

ROYALTIES

In Nigeria, royalties are comprised of Royalty Oil, Niger Delta Development Corporation ("NDDC") levy, Education Tax, Nigeria National Petroleum Corporation's ("NNPC") share of Profit Oil and the Cost Penalty Arrangement. For the Okwori field, in the OML126 block, a profit share royalty is paid to one of the previous license holders of OML126, as part of the Farmout Agreement.

In Gabon, royalties include Government royalties plus any Profit Oil payments in excess of the taxes payable at the Gabonese statutory rate. Royalties are determined in accordance with the applicable PSC.

Royalties	Three months ended		Year ended
	31-Mar	31-Mar	31-Dec
(US$ millions)	2007	2006	2006
Nigeria – OML123/OML124			
Royalty Oil	18	18	85
NDDC levy	5	3	28
Education Tax	2	3	16
NNPC's share of Profit Oil	11	25	116
Cost Penalty Arrangement	4	4	8
Royalties – Nigeria OML123/124	40	53	253
Nigeria – OML126			
Royalty Oil	16	6	39
NDDC levy	2	3	10
Education Tax	4	2	9
NNPC's share of Profit Oil	16	9	47
Okwori Net Profit Interest	–	–	17
Royalties – Nigeria OML126	38	20	122
Gabon			
Royalty Oil	7	–	8
Government share of Profit Oil	–	–	6
Royalties – Gabon	7	–	14
Total Royalties	85	73	389
Royalites as a percentage of sales revenue from each location:			
Nigeria total	15%	18%	19%
OML123/124	17%	21%	21%
OML126	13%	15%	18%
Gabon	7%	–	19%
Royalties/bbl			
Nigeria	8.73	11.04	11.90
OML123/124	9.61	9.66	12.46
OML126	10.06	9.23	10.92
Gabon	3.86	–	11.12
Total	7.97	11.04	12.09

Royalty Oil is levied on petroleum sales, with the percentage of Royalty Oil increasing with sales volumes. Profit Oil is the profit remaining after deducting royalties, production costs and taxes and is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production.

The Royalty Oil in OML123/124 remained relatively stable between Q1 2006 and Q1 2007, given sales volumes also remained constant over the year. However the Profit Oil declined due to the effect of the lower average sales prices in Q1 2007 in conjunction with the lower costs experienced in the 2006 year resulting in a higher profit base in 2006 on which the Profit Oil is determined. A similar effect was also experienced for the other government taxes and levies.

In OML126, royalties increased by 90% from Q1 2006, as a result of the higher volumes lifted. This increase in volume was somewhat offset by the lower sales price in Q1 2007.

In Gabon, there is no Government share of Profit Oil in Q1 2007, compared with $6 million in 2006. During Q1 2007, deductions available for Profit Oil calculations reduced the Profit Oil to below that of current income tax. The first 35% of income before tax is attributed to income taxes, and the balance is Government Share of Profit Oil. Therefore in Q1 2007, all Profit Oil is captured as part of current taxes. The increase in available Profit Oil deductions compared to 2006, relate to the Maghena field. As the Maghena field's production is increasing, associated deductible costs are also increasing to their maximum allowable amounts, thereby reducing the Profit Oil percentage in Gabon.

OPERATING EXPENSES

The operating expenses presented below include costs relating to production, transportation and selling for both Nigerian and Gabonese operations.

Operating Expenses	Three months ended		Year ended
	31-Mar	31-Mar	**31-Dec**
(US$ millions)	**2007**	2006	**2006**
Nigeria			
OML123/124	**38**	36	**135**
OML126	**21**	11	**54**
Total – Nigeria	**59**	47	**189**
Gabon	**25**	--	**15**
Total Operating Expenses	**84**	47	**204**
(US$/bbl)			
Nigeria			
OML123/124	**9.06**	8.05	**6.84**
OML126	**5.48**	5.26	**4.84**
Total – Nigeria	**6.55**	7.13	**6.12**
Gabon	**13.74**	--	**11.62**
Total Operating Expenses	**7.84**	7.13	**6.33**

There continues to be upward pressure on operating costs world-wide due to high demand for oil services in 2007. Addax Petroleum endeavours to mitigate this upward pressure through a number of methods such as using competitive bidding procedures and awarding long-term contracts. However, with crude oil prices remaining high, upward cost pressure is expected to continue.

The total Nigerian operating expenses per barrel have remained relatively consistent between the periods, except there were some increases in administration and production costs compared to the overall 2006 year. Certain allocations of costs estimated at Q1 2006 between OML123/124 and OML126 were adjusted to actual costs in Q1 2007, which had the effect of increasing OML123/124 and decreasing OML126 operating expenses. In OML126, the effect of this allocation did not fully offset the increase in other operating expenses.

Gabon incurred 18% higher operating costs per barrel compared to the 2006 year. During Q1 2007, two offices related to the Gabon operations were closed, which incurred employee redundancy and other associated costs and increased operating costs for Q1 2007. As these offices solely supported the Gabon operations, the related costs are included as operating costs.

OPERATING NETBACKS

Operating netbacks is a non-Generally Accepted Accounting Principles ("GAAP") measure and represents the per barrel pre-tax profit margin associated with the production and sale of crude oil and is calculated as the funds generated from operations per barrel sold, prior to corporate charges. The components of operating netbacks are shown below:

Operating Netbacks	**Three months ended**		**Year ended**
	31-Mar	31-Mar	**31-Dec**
(US$/bbl)	**2007**	2006	**2006**
Nigeria - OML123/124			
Average Realized Sales Price	**56.48**	57.50	**61.91**
Royalties	**(9.61)**	(9.66)	**(12.82)**
Net Sales	**46.87**	47.84	**49.09**
Operating Expenses	**(9.06)**	(8.05)	**(6.84)**
Operating Netback, before tax - OML123/124	**37.81**	39.79	**42.25**
Nigeria - OML126			
Average Realized Sales Price	**60.25**	63.56	**66.34**
Royalties	**(10.06)**	(9.23)	**(10.88)**
Net Realized Sales Price	**50.19**	54.33	**55.46**
Operating Expenses	**(5.48)**	(5.26)	**(4.84)**
Operating Netback, before tax - OML126	**44.71**	49.07	**50.62**
Nigeria - TOTAL			
Average Realized Sales Price	**58.48**	59.41	**63.60**
Royalties	**(8.73)**	(11.04)	**(11.92)**
Net Sales	**49.76**	48.37	**51.68**
Operating Expenses	**(6.55)**	(7.13)	**(6.12)**
Operating Netback - Nigeria	**43.21**	41.24	**45.36**
Gabon			
Average Realized Sales Price	**54.81**	–	**58.49**
Royalties	**(3.86)**	–	**(11.28)**
Net Sales	**50.95**	–	**47.21**
Operating Expenses	**(13.74)**	–	**(11.62)**
Operating Netback, before tax - Gabon	**37.21**	–	**35.59**
Total Addax			
Average Realized Sales Price	**57.86**	59.41	**63.40**
Royalties	**(7.97)**	(11.04)	**(12.09)**
Net Sales	**49.89**	48.37	**51.31**
Operating Expenses	**(7.84)**	(7.13)	**(6.33)**
Total Operating Netback, before tax	**42.05**	41.24	**44.97**

In Nigeria, OML123/124 and OML123 operating netbacks have decreased from Q1 2006. The primary reason for the decrease resulted from lower average realized sales price in conjunction with a higher per barrel operating cost. Refer to the Operating Expenses section regarding OML123/124 and OML126 allocations.

In Gabon, operating netbacks are higher than during 2006 as royalties per barrel decreased significantly. As PanAfrican was only included in Addax Petroleum's consolidated results from September 2006 onwards, royalties have increased on a per barrel basis in Q1 2007. Refer to the Production section for further information on net working interest production volumes.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

The costs of oil and natural gas properties are depleted on a unit-of-production basis by cost pool, based on Addax Petroleum's share of gross estimated proved reserves for that pool. Addax Petroleum currently has two producing cost pools – Nigeria and Gabon.

The proved reserves utilized to compute DD&A for the Nigerian cost pool were based on the independent reserve engineer's estimate of proved reserves at December 31, 2006. As at December 31, 2006, an independent, external company estimated gross working interest proved reserves for Addax Petroleum to be 182 MMbbl. The reserves have not been adjusted in Q1 2007.

DD&A	**Three months ended**		**Year ended**
	31-Mar	31-Mar	**31-Dec**
(US$ millions, unless otherwise stated)	**2007**	2006	**2006**
Depletion			
Nigeria	**91**	55	**281**
Gabon	**36**	--	**25**
Total Depletion	**127**	55	**306**
PER BARREL SOLD (US$/bbl):			
Nigeria	**10.18**	8.35	**9.07**
Gabon	**19.55**	--	**20.31**
Total Depletion	**11.89**	8.35	**9.51**
Accretion of asset Retirement Obligation			
Nigeria	**–**	1	**2**
Gabon	**1**	--	**1**
Total Accretion	**1**	1	**3**
Depreciation			
Corporate and Other	**3**	1	**7**
Total Depreciation	**3**	1	**7**
Total DD&A	**131**	57	**316**

In Nigeria, depletion increased by 22% per barrel in Q1 2007 compared with Q1 2006 due to an increase in development costs and higher estimated future costs to develop Addax Petroleum's proved undeveloped reserves in Nigeria while the sales volumes remained relatively consistent.

Absolute depletion on the Gabon assets increased in Q1 2007 compared to Q4 2006 as a result of an increase in sales volumes in 2007.

CORPORATE EXPENSES

Corporate expenses include items that do not relate to the operation of individual production streams. Shown below are general and administrative expenses mainly incurred by the corporate services, pre-acquisition costs which are recognized in the income statement until licenses are in place, the cost of employee share-based compensation and other income and expenses.

Corporate Expenses	Three months ended		Year ended
	31-Mar	31-Mar	31-Dec
(US$ millions, unless otherwise stated)	2007	2006	2006
General and administrative	7	3	27
G&A per barrel sold	0.66	0.50	0.84
Pre-acquisition expenses			
New Venture Costs - Nigeria	–	2	9
New Venture Costs - Other	4	2	10
Taq Taq pre-capitalisation costs	–	8	8
Total pre-acquisition expenses	4	12	27
Share-Based Compensation	6	–	25
Earnings per share impact (US$/share)	0.04	–	0.17
Acquistion expenses			
for PanAfrican	–	–	5
Other Expenses			
Interest	18	1	22
Foreign exchange (Gain) Loss	1	–	(1)
Other Income	(1)	(1)	(12)
Total other	18	–	9
Total Corporate Charges	35	15	93

General and administration costs have increased in order to support the growth in Addax Petroleum's production volumes in Nigeria, the Gabon PanAfrican operations acquired in Q3 2006, as well as the increased administrative requirements of being a public company. In addition, there are costs relating to the implementation of Multilateral Instrument 52-109 and employee bonus accruals of approximately $2 million. In prior years the bonus costs were recognized in the fourth quarter whereas in 2007 such costs will be provided for throughout the year.

Pre-acquisition expenses relate to costs from Addax Petroleum's new venture activity. Related expenditures are charged to the income statement pending finalization of Addax Petroleum's rights to a license. These costs include seismic purchases, studies (in house and external) and consulting.

Share-based compensation relates to share awards to employees and directors of Addax Petroleum which commenced during the second half of 2006. 1 million common shares of Addax Petroleum were awarded by The Addax and Oryx Group Ltd. ("AOG") to employees and directors during Q2 2006 which vest over three years ending March 2008. During Q3 2006, Addax Petroleum also awarded common shares to employees as part of a long term incentive plan. Refer to the 2006 MD&A.

Interest and debt commitment fees directly attributable to development activities are capitalized to the respective cost pools and amortized on a unit-of-production basis with the cost pool to which it relates or otherwise expensed. Interest and debt commitment fees that are not directly attributable to development activities are expensed as incurred. Interest in Q1 2007 increased compared to Q1 2006 due to the debt financing facility initiated in Q3 2006 and expanded in Q1 2007. Debt levels in Q1 2007 and Q4 2006 were significantly higher than in Q1 2006. Other income has decreased compared to the 2006 year, which related to interest on subscription receipts from the Second Public Offering, which occurred during Q3 2006.

INCOME TAXES

Income taxes paid in Nigeria and Gabon are pursuant to the PSCs which govern Addax Petroleum's operations at each of its properties and vary materially based primarily upon prevailing world oil prices, actual operating costs and the amount and timing of capital expenditures. The applicable rate for Addax Petroleum's Nigerian PSC is 60% of taxable profit which is calculated as revenues less royalties, non-capital costs, capital depreciation and an investment tax allowance. The corporate tax rate in Gabon is 35%. Income tax obligations in Gabon are satisfied out of a portion of the Government of Gabon's share of Profit Oil. There are no income taxes payable by Addax Petroleum in Canada.

Current and Future Income Taxes	**Three months ended**		**Year ended**
	31-Mar	31-Mar	**31-Dec**
(US$ millions)	**2007**	2006	**2006**
Current Income Taxes			
Nigeria			
OML123/124	34	77	412
OML126	118	7	122
Total – Nigeria	152	84	534
Gabon	19	–	6
Other	1	–	1
Total Current Income Taxes	172	84	541
Future Income Taxes			
Nigeria			
OML123/124	39	13	38
OML126	2	48	205
Total – Nigeria	41	61	243
Total Future Income Taxes	41	61	243

The decrease in current income taxes in OML123/124 of 56% in Q1 2007 compared to the same period for 2006 is a result of an increase of $50 million in drilling expenditure incurred in Q1 2007 compared to Q1 2006. Also, an aggressive capital expenditure program in this license area throughout 2006 has contributed to the realization of higher capital allowances in Q1 2007 compared to Q1 2006.

The substantial increase in current taxes in OML126 in Q1 2007 is principally due to a high level of unrestricted tax allowances which significantly reduced current income taxes in Q1 2006. These allowances were fully utilized during 2006. The significant increase in sales volumes in this area in 2007 compared to Q1 2006 has also contributed to an increase in current taxes.

Under the terms of its various PSCs, Addax Petroleum is liable for taxes in Gabon. These taxes are satisfied out of a portion of the Government of Gabon's share of Profit Oil. Profit Oil is presented as current income tax until such time as it exceeds 35% of profit before income taxes for producing properties. Any excess or shortfall is subsequently recorded as royalty expense for the year. Current taxation for the quarter was $19 million compared with $6 million in 2006, increasing as a result of sales volumes more than doubling over Q4 2006, and slightly offset by lower oil prices.

The level of Profit Oil payable for the period increased as a direct consequence of export volumes having increased by 100% over the prior quarter. The actual level of Profit Oil payable is a function of the prevailing oil prices, actual operating costs, the amount and timing of capital expenditures and the level of effective tax shelter provided by the various Gabonese cost pools.

CAPITAL EXPENDITURE

For management's purposes, capital expenditures are analyzed by production stream or region and by the type of expenditure. Exploration costs relate to exploration drilling and seismic acquisition and processing.

Capital Expenditure by Area and Type	Three months ended		Year ended
	31-Mar	31-Mar	31-Dec
(US$ millions)	2007	2006	2006
Nigeria			
OML123/124			
Exploration and appraisal	30	--	33
Development drilling	59	29	119
Facilities	29	42	132
Other	4	3	14
Capital Expenditure - OML123/124	122	74	298
OML126 / OML137			
Exploration and appraisal	11	--	27
Development drilling	27	43	155
Facilities	--	38	79
Other	1	8	16
Capital Expenditure - OML126 / OML137	39	89	277
OML67 (Okwok)			
Appraisal drilling	--	--	49
Other	2	--	41
Capital Expenditure - OML67	2	--	90
OPL291	--	--	91
Capital Expenditure - OPL291	--	--	91
Total Capital Expenditure - Nigeria	163	163	756
Gabon			
Exploration and appraisal	7	--	7
Development drilling	16	--	38
Facilites and Pipeline	8	--	23
Other	--	--	(2)
Total Capital Expenditure - Gabon	31	--	66
Other Regions / Properties			
Cameroon	2	7	8
JDZ Block 2	1	15	21
JDZ Block 3	1	10	15
JDZ Block 4	1	41	65
Taq Taq	15	--	141
Other	2	10	27
Total Capital Expenditure - Other	22	83	277
Total Capital Expenditure	216	246	1,099

The capital expenditure above does not include capital costs relating to the acquisition of PanAfrican.

Total capital expenditure decreased by 12% in Q1 2007 compared with Q1 2006. The decrease is mainly due to the new acquisition of three JDZ Blocks with associated signature bonuses and farm-in fees in Q1 2006. Furthermore, expenditures declined due to the completion of facility work in OML126, partially offset by an increase in drilling costs in OML123/124 with three rigs operating in Q1 2007 compared to one rig in Q1 2006. Overall, there was continuing development in OML126, development drilling in OML123 and OML124 and an increase of the number of drilling rigs operating for Addax Petroleum from two in Q1 2006 to four in Nigeria, one in Kurdistan and two in Gabon at Q1 2007.

There is upward pressure on capital expenditure due to high demand for oil services, especially drilling rigs. Addax Petroleum continues to mitigate this upward pressure through means such as competitive bidding procedures and the use of long term contracts. However, with crude oil prices at high levels, upward cost pressure is expected to continue.

In Nigeria, capital expenditure totalled $163 million for Q1 2007, consisting of exploration and appraisal expenditure of $41 million delivering two successful appraisal wells and discovery of a new accumulation in Antan; development drilling expenditure of $86 million with five new production wells online; facilities expenditure of $29 million and other expenditure of $7 million. Development drilling expenditure in Nigeria included the drilling of two development/appraisal wells in OML126, with five development wells in OML123/124, and two OML123 exploration wells.

In Gabon, the acquisition of PanAfrican was completed in September 2006. Capital expenditure totalled $31 million in Q1 2007. The majority of the exploration and appraisal expenditures related to the successful Autour appraisal well in Panthere NZE, and development drilling costs in Maghena delivering three new production wells. In the non-operated field of Avouma, a new production platform was complete in Q4 2006 with its first production well commencing during Q1 2007. Facilities and pipeline expenditures relate to the Maghena permanent production facilities construction and Avouma non-operated phase two modification expenditures incurred Q1 2007.

Cameroon capital expenditures in Q1 2006 related mainly to the offshore 3D seismic survey and Q1 2007 costs are for the preparation of the upcoming exploration drilling program.

Capital expenditure in Q1 2006 for the three JDZ blocks totalled $66 million mainly for initial signature bonuses and farm-in fees. Q1 2007 expenditures are for the preparation for the upcoming exploration drilling program.

Expenditures in Iraq were not capitalized until Q2 2006. Expenditures in Q1 2007 mainly relate to development drilling on Taq Taq.

Q1 2007 Capital Expenditure by Country


Nigeria
76%
Gabon
14%
Iraq
7%
Other
(Kurdistan,
JDZ,
Cameroon)
3%

Q1 2007 Capital Expenditure by Activity


Facilities
17%
Development
Drilling
48%
Exploration &
Appraisal
32%
Other
3%

Major Capital Projects

As per reporting requirements, the capital expenditure for Nigeria and Gabon has been analyzed by significant projects below.

Capital Expenditure by significant project for Nigeria and Gabon	Three months ended		Year ended
(US$ millions)	31-Mar 2007	31-Mar 2006	31-Dec 2006
Nigeria			
OML123/124			
Adanga redevelopment facilities	1	–	3
Oron development facilities	21	–	12
FPSO replacement	–	36	81
OML126			
Okwori	34	44	80
Nda	–	32	141
Gabon			
Obangue field development	5	–	8
Maghena field development	16	–	38
Etame field development	4	–	15

In OML123, the major capital project in Q1 2007 was the greater Oron development, which requires facilities and development drilling during 2007.

In OML126, the Okwori field development completed a well, which concludes the development drilling on this field. Nda field's development was completed during 2006. The remaining capital expenditure relates to the gas export pipeline forecast to be approximately $40 million over 2007 and 2008.

In Gabon, the major capital projects are the further development of the Tsiengui and Obangue fields onshore. The Obangue East development will commence during 2007 with its first oil expected by year end 2007.

Cameroon, Okwok, Taq Taq, OPL291 and the three JDZ deep water blocks are in the appraisal and exploration stages.

In Cameroon, there are two exploration wells budgeted in Q4 2007 and in Okwok there are two appraisal wells budgeted in Q3 2007.

In Taq Taq, there is an appraisal well being drilled in Q1 and Q2 2007 to be followed by three budgeted delineation wells in 2007 and a 3D seismic survey.

For JDZ blocks 2 and 4 and OPL291, a deep water drilling rig has been contracted to commence drilling in the second half of 2008. Prior to that, there will be a seismic acquisition campaign on OPL291. For JDZ 3, the operator is sourcing a drilling rig.

During Q1 2007, Addax Petroleum, through a wholly owned subsidiary, entered into an agreement with Aban Abraham Pte Ltd ("Aban"), a wholly owned subsidiary of Aban Offshore Limited, an Indian public company, for the provision of the Aban Abraham deep water drillship to start drilling operations as early as Q2 2008. The contract which has been entered into jointly with an operator of another JDZ block, requires Aban to drill up to ten wells in total comprising of five firm well slots and five optional well slots.

FUNDS FLOW FROM OPERATIONS ("FFFO")

The components of FFFO are set out as follows:

Funds Flow From Operations ("FFFO")	Three months ended		Year ended
	31-Mar	31-Mar	31-Dec
(US$ millions, unless otherwise stated)	2007	2006	2006
Net Income	79	57	243
Adjustments for non-cash items:			
DD&A	131	57	316
Stock-based compensation	6	--	25
Future income taxes	41	61	243
Other	6	--	2
FFFO	263	175	829
Changes in non-cash working capital	(81)	(23)	256
Cash Flows from Operating Activites	182	152	1,085
Weighted average common shares outstanding (millions)	155	128	143
FFFO per share (US$/share)	1.70	1.36	5.80

FFFO increased by 50% in Q1 2007 compared with Q1 2006 due to the 45% increase in production and higher non cash DD&A in Q1 2007.

LIQUIDITY AND CAPITAL RESOURCES

Addax Petroleum's principal source of liquidity has been fund flows generated from operations which have been supplemented as necessary by senior debt facilities and equity funds generated from public offerings during 2006. These funds were used to meet increased capital expenditures, primarily for the development of the Okwori property in OML126 and expenditure relating to the JDZ blocks and the Taq Taq field. A $1,500 million senior debt facility was secured during Q1 2007 and was partially used to re-finance the former acquisition bridge facility arranged in Q3 2006 for the PanAfrican acquisition.

Provided applicable solvency and corporate requirements are satisfied, there are no legal or practical restrictions in Nigeria or Gabon on the ability of Addax Petroleum's Nigerian and Gabonese subsidiaries to transfer funds to Addax Petroleum in the form of cash dividends, loans or advances. In addition, there are no contractual restrictions on such transfers of funds to Addax Petroleum by its Nigerian and Gabonese subsidiaries. Addax Petroleum has not experienced seasonal variations in its cash flows.

NNPC commenced lifting its Royalty Oil and tax oil in January 2007 from OML126, and it is anticipated NNPC will lift increased Royalty Oil and tax oil from OML123 and OML124 during 2007.

Changes in Working Capital and Capital Structure

The following table shows the capital structure of Addax Petroleum at the quarter ends.

Capital Structure (US$ millions)	31-Mar 2007	31-Dec 2006	30-Sep 2006	30-Jun 2006	31-Mar 2006
Accounts receivable	**153**	179	194	210	121
Partner advance	**21**	21	21	3	2
Inventories	**104**	121	111	96	90
Prepaid expenses	**41**	26	31	17	35
Accounts payable and accrued liabilities	**(372)**	(364)	(304)	(284)	(293)
Income taxes and royalties payable	**(397)**	(510)	(475)	(424)	(216)
Total non-cash working capital	**(450)**	(527)	(422)	(382)	(261)
Cash and cash equivalents	**93**	34	143	334	249
Total net working capital	**(357)**	(493)	(279)	(48)	(12)
Short-term debt	**–**	–	850	–	–
Long- term debt	**975**	830	–	–	–
Shareholders Equity	**1,247**	1,168	1,116	698	628

Addax Petroleum has reduced the working capital deficit since the end of the year, as anticipated in the Q4 2006 MD&A. Current liabilities decreased primarily due to NNPC lifting more crude oil in Q1 2007 resulting in a reduction of income taxes and royalties payable of $113 million. Accounts receivable decreased due to the reduction of liftings taken by Addax Petroleum in March 2007.

In January 2007, Addax Petroleum entered into a five year, 1,500 million senior secured reducing revolving debt facility with BNP Paribas, Natixis and Standard Chartered Bank which was used to re-finance the previous bridge facility. This facility had undrawn loan and credit tranches totalling $525 million at Q1 2007.

Consolidated Changes in Cash Flow

The following table summarizes the principal components of Addax Petroleum's consolidated cash flows for the periods indicated:

Cash flow	Three months ended		Year ended
(US$ millions)	**31-Mar 2007**	31-Mar 2006	**31-Dec 2006**
Funds flow from operations	**263**	175	**829**
(Increase)/decrease in non cash working captial	**(81)**	(23)	**256**
Cash flows from operating activities	**182**	152	**1,085**
Net cash flows from investing activities	**(243)**	(102)	**(2,401)**
Net cash flows from financing activities	**120**	193	**1,344**
Net increase in cash and cash equivalents	**59**	243	**28**

Cash flows from operating activities increased primarily due to increased sales in Q1 2007 compared to Q1 2006, which was offset by an increase in capital expenditures. The net cash flows from financing activities reduced in Q1 2007 compared to Q1 2006 as Q1 2006 includes the proceeds of the first share issue of $371 million, offset by the repayment of long term debt and dividend payments.

ECONOMIC SENSITIVITIES

The following table shows the estimated after-tax effect that changes to crude oil prices, crude oil production and operating costs would have had on Addax Petroleum's net income for the period ended March 31, 2007, had these changes occurred on January 1, 2007. These calculations are based on business conditions, production and sales volumes existing for Q1 2007. The 1,000 bbls/d increase has been pro-rated across OML123/OML124, OML126, Etame, Maghena, Panthere NZE and Remboué based on their percentage sales mix.

Economic Sensitivies	Change *(+)*	Net Income impact *(US$ million)*	Net Income impact *(US$ per share)*
Average realized price	$1.00/bbl	3	0.02
Crude oil production	1,000 bbls/d	1	0.01
Increase in operating expenses	10%	(3)	(0.02)
Interest rate	1%	(2)	(0.02)

The impact of the above changes may be compounded or offset by changes to other business conditions. In addition, the table does not reflect any inter-relationships between the above factors.

Changes in the exchange rate between CDN$ and US$ has not been considered here as changes would not be significant to the results given the low number of transactions denominated in CDN$.

OUTLOOK FOR REMAINDER OF 2007

Addax Petroleum expects that the average production for the year will be 127 Mbbl to 133 Mbbl/d. Production is expected to increase as Addax Petroleum brings on stream development wells in Oron Ebughu and Adanga in Nigeria and Maghena and Panthere NZE in Gabon. Also, an increase in production of onshore Gabon is expected due to the increase in pipeline capacity. Capital expenditure in 2007 is budgeted to be $1,200 million, with $125 million forecast for exploration, $933 million forecast for development drilling and related facilities, and $142 million forecast for gas studies and other costs. $873 million is forecast to be spent on the Nigerian assets, $248 million to be spent in Gabon and $79 million on other assets, primarily on JDZ, Cameroon and Taq Taq.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Addax Petroleum has assumed various contractual obligations and commitments in the normal course of operations and financing activities. These obligations and commitments have been described in the December 31, 2006 MD&A and have not significantly changed during Q1 2007, except as noted below.

Long Term Debt
The long term debt amount increased during the quarter from $830 million to $975 million, as discussed previously in the Changes in Working Capital and Capital Structure section.

Exploration Commitment
The Taq Taq PSC does not have any monetary value included in its minimum commitments, however 80 kilometres of seismic and one well must be completed which have an estimated gross cost of $12 million. Addax Petroleum has a 45% working interest in the Taq Taq license.

CONTINGENT LIABILITIES

Following the acquisition of the Iris and Themis permits in Gabon, there are contingent commitments to pay approximately $1 million in the event of a commercial discovery during the second, third or any subsequent exploration period and approximately $1 million following the granting of an exploitation license by the Republic of Gabon.

RISK MANAGEMENT

Addax Petroleum has published its assessment of its business risks in the Risk factors section of its Annual Information Form ("AIF") dated March 28, 2007 (refer to www.sedar.com). It is recommended that this document be reviewed for a thorough discussion of risks faced by Addax Petroleum.

There are numerous factors which may affect the success of Addax Petroleum's business which are beyond its control including local, national and international economic, legal and political conditions. The business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations in certain developing countries, such as Nigeria, Cameroon, Gabon and Iraq expose Addax Petroleum to potential civil unrest, political and currency risks. In particular, recent escalation in civil unrest in Nigeria and Iraq may pose a threat to the operations in those countries and any intensification in the level of civil unrest may have a material adverse effect on Addax Petroleum's business, results of operations or financial condition.

Financial Risk

Addax Petroleum is aware of its increased leverage and reviews its use of available facilities considering future capital expenditure, expected returns in production and oil price trends to ensure that the required repayments can be made. Addax Petroleum utilizes various financial instruments to manage its commodity prices, foreign currency and interest rate exposures. These financial instruments are not used for trading or speculative purposes.

Commodity Price

Crude prices can be volatile and are subject to external forces in the worldwide market such as global demand, OPEC decisions, climatic events and trends and political influences which affect the supply and demand relationship. Addax Petroleum is subject to market fluctuations in the prices of oil and natural gas, uncertainties related to the delivery and proximity of its reserves to pipelines and processing facilities, including the ability to acquire space in pipelines to deliver oil and natural gas to commercial markets, and extensive government regulation relating to prices, taxes royalties, land tenure, allowable production, the export of oil and gas and many other aspects of the oil and gas business.

Consistent with 2006, Addax Petroleum has no immediate plans to put in place other hedges or financial instruments and does not hedge against any of its production. Addax Petroleum's current position with respect to its financial instruments is detailed in note 6 to the consolidated March 31, 2007 financial statements. The arrangements and policies concerning Addax Petroleum's financial instruments are under constant review and may change depending upon prevailing market conditions.

Currently, Addax Petroleum holds a foreign exchange forward contract to manage its exposure to foreign currency risk with respect to the Swiss franc against the US dollar. Gains or losses on foreign exchange forward contracts are included in other interest and finance charges. Addax Petroleum does not consider changes in the exchange rate between CDN$ and US$ as significant given the low number of transactions denominated in CDN$ and, therefore, does not mitigate this risk with financial instruments.

Credit

Credit risk relates to the risk that joint venture partners may not fulfill their contractual obligations, both financial and technical support, to contribute towards the exploration, development, appraisal and production operations. During the initial agreement negotiations and ratification, these risks are considered and incorporated into the terms of the contracts. Furthermore, cash calls can be made in advance of incurring costs to help ensure costs are recovered. However, it is possible that the interest of Addax Petroleum and its joint venture partners are not aligned resulting in project delays, additional costs or disagreements, which could adversely affect business results.

The business of exploring for, developing or acquiring reserves is capital intensive. To the extent that cash flows from operating activities is insufficient and external sources of capital become limited or unavailable, the ability to make the necessary capital investments to maintain and expand oil reserves will be impaired. There can be no assurance that Addax Petroleum will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

Strategic and Operating Risk

Addax Petroleum is exposed to several operational risks inherent in exploring, developing, producing and marketing crude oil and natural gas. These inherent risks include: economic risk of finding and producing reserves at a reasonable cost; cost of capital risk associated with securing the needed capital to carry out Addax Petroleum's operations; risk of fluctuating foreign exchange rates; risk of carrying out operations with minimal environment impact; risk of governmental policies, social instability or other political, economic or diplomatic developments in its international operations; and non-performance by counterparties of contracts.

Environment Risk – Regulatory and Political

Addax Petroleum holds agreements with various governments in order to conduct business in particular license areas and under which, business and fiscal terms are specified. There is no guarantee that an unforeseen defect in title, changes in laws or change in their interpretation or political events will not arise to defeat or impair the claim to properties which could result in a material adverse effect including a reduction in revenue. Addax Petroleum aims to build positive relationships with the governments through both its corporate Geneva based staff field visits as well as local country offices contact. These dealings aim towards an ethical and positive working relationship.

As the majority of revenues are derived from licenses held through the Nigeria government, Addax Petroleum is more exposed to risks associated with this government, however through its PanAfrican acquisition in 2006 and exploration activities in Iraq, it has diversified its locations.

Operations Risk – Operating Hazards
Addax Petroleum is subject to all of the operating risks normally associated with the exploration for, and the production, storage, transportation and marketing of oil and gas. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of oil and gas wells or formations or production facilities or other property, equipment and the environment, as well as interrupt operations. Addax Petroleum and operators of properties in which it has an interest maintain insurance against some, but not all, potential risks, however there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability or that Addax Petroleum will be obtain insurance to cover such risks. For example, there is no business interruption insurance held and therefore, it will suffer losses as a result of a shut-in or cessation in production.

There are also risks typically associated with oil and gas operations, including premature decline of reservoirs and invasion of water into producing formations. Certain properties are operated by third parties or may be subject to operating committees controlled by national oil companies, and as a result, Addax Petroleum has limited control over the nature and timing of exploration and developments of such properties or the manner in which operations are conducted.

Integrity Risk – Reputation
Future agreements, partner arrangements and employee attraction and retention may be influenced by the reputation held by Addax Petroleum within the industry. Addax Petroleum shares a trademark and a trade name with a group of companies and any adverse development affecting the trademark, trade name or reputation of any of those companies, their shareholders, directors, officers or employees could materially adversely affect the business, goodwill or reputation of Addax Petroleum. Through community development projects in the countries with operations, Addax Petroleum aims to positively influence the local communities.

Operations Risk – Environment
The oil industry is subject to worldwide pressures and potential regulation changes to manage greenhouse gas emissions. This may increase costs of production in order to comply with potential changes to environmental regulations or may affect the overall demand if purchasing trends change. Addax Petroleum is also subject to a variety of waste disposal, pollution control and similar environmental laws.

Environmental protection and conservation are a fundamental part of Addax Petroleum's operations. Addax Petroleum ensures that all new projects comply with the relevant standards and regulations and upgrades its existing facilities. The waste management policy promotes minimization and recycling. Addax Petroleum collaborates with local groups to promote environmental awareness and continuously re-evaluates its performance to ensure compliance.

Operations Risk – Human Resources / Health Safety, Security and Environment ("HSSE")
Addax Petroleum has direct responsibility for HSSE in its Nigerian, Gabonese and Cameroonian operated properties. Addax Petroleum focuses on proactive community development for stable operations, accident prevention, monitors operational compliance and advises management on statutory and industry requirements.

Addax Petroleum is highly dependent upon its executive officers and key employees, and success will be largely dependent upon the performance of such officers and key employees. In particular, the Chief Executive Officer, Jean Claude Gandur, has a number of key relationships that are important for business. The unexpected loss of the services of Mr. Gandur or other executive officers or key personnel could have a material adverse effect on Addax Petroleum.

OFF-BALANCE SHEET ARRANGEMENTS

Addax Petroleum has no off-balance sheet arrangements that would have a material adverse effect on our liquidity, consolidated financial position or results of operations, including, without limitation, such consideration as liquidity and capital resources. Operating leases are used in the normal course of business as disclosed in Contractual Obligations and Commitments. At March 31, 2007, there were outstanding letters of credit amounting to $123 million supported by a Letter of Credit Tranche of $300 million as part of the $1,500 million Senior Secured Loan Facility. Addax Petroleum is not planning to engage in any off-balance sheet arrangements in the foreseeable future.

SUBSEQUENT EVENTS

Subsequent to Q1 2007, Addax Petroleum entered into an agreement to acquire a 50% interest in the Epaemeno license area from BowLeven plc who retains a 50% interest. Addax Petroleum will become operator of the license area which is immediately north of the Maghena and Awoun license areas, onshore Gabon. The acquisition is subject to the approval of the Government of Gabon. Under the terms of the acquisition, Addax Petroleum is obligated to pay the first $10 million of BowLeven plc's share of exploration costs and, in the event of a commercial development, the first $8 million of BowLeven plc's share of development costs.

Additionally, a potential court case between BowLeven and Addax Petroleum has been settled.

The secured reducing revolving credit facility was increased from $1,500 million to $1,600 million in April 2007. The long term loan was increased from $1,200 million to $1,300 million. The $300 million letter of credit was unchanged.

On April 10, the Addax Petroleum announced its intention to undertake a secondary listing of its shares on the London Stock Exchange;

The Board of Directors has declared a dividend of CDN$0.05 per share for the first quarter of 2007. The dividend is payable on June 14, 2007 to shareholders of record on May 31, 2007.

SHAREHOLDERS' EQUITY AND OUTSTANDING SHARE DATA

Outstanding Share Data	Three months ended		Year ended
	31-Mar	31-Mar	31-Dec
(millions)	2007	2006	2006
Common Shares Outstanding			
Beginning of period	155	117	117
Issued	–	23	38
End of Period	155	140	155
Weighted average common shares outstanding	155	128	143

As at March 31, 2007, Addax Petroleum had no stock options outstanding or any other security convertible into common shares.

The public offerings and share swap program during 2006 have diluted the holding by AOG. As at March 31, 2007 AOG's interest in Addax Petroleum stood at 41%. Although AOG no longer has majority control over Addax Petroleum, it remains the largest shareholder.

During Q1 2007, 11,974 common shares were issued to directors for fees for services in lieu of cash as part of ongoing director's compensation program.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements include the accounts of Addax and all of its subsidiaries. The consolidated financial statements have been prepared by management in accordance with Canadian GAAP.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses arising during the reporting period. Actual results could differ from these estimates and the differences could be material. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

In particular, the amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the test for impairment of property, plant and equipment are based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

CRITICAL ACCOUNTING POLICIES

Refer to the consolidated financial statements for a summary of Addax Petroleum's significant accounting policies in note 2.

Oil and Gas Accounting

Addax Petroleum follows the full cost method of accounting for oil and natural gas exploration and development activities whereby all costs associated with exploring for and developing oil and natural gas reserves are capitalized on a country by country cost centre basis. Gains or losses are not recognized upon the disposition of oil and natural gas properties unless such a disposition would result in a change in the depletion rate by 20% or more. Capitalized costs are depleted on a unit-of-production basis based on Addax Petroleum's share of gross estimated proven reserves, before royalties, as estimated by independent reservoir engineers. The carrying value of unproved properties and major development projects are limited to their net realizable value and are reviewed at least annually for impairment. Any impairment is charged to earnings in the period in which the impairment occurs.

Asset Retirement Obligations

Addax Petroleum recognized as a liability the estimated fair value of the future retirement obligations associated with property, plant and equipment. The fair value is capitalized and amortized over the same period as the underlying asset. The fair value is determined on the basis of independent engineering and environmental studies for each well or facility and the estimate evaluated on a periodic basis and any adjustment to the estimate is prospectively applied.

Goodwill

Goodwill represents the excess purchase price over fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is assessed for impairment annually, or more frequently as events occur that may indicate impairment.

Interest in Joint Ventures

The consolidated financial statements include only Addax Petroleum's proportionate share of assets, liabilities, revenues and expenses from its corporate and unincorporated joint ventures.

Inventories and Underlift

Inventories, including parts and consumables and crude oil inventories, and crude oil underlifts are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

NEW ACCOUNTING PRONOUNCEMENTS

On January 1, 2007, Addax Petroleum prospectively adopted CICA Handbook Section 1530, Comprehensive Income. Comprehensive Income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized. There were no such components to be recognized in comprehensive income for Q1 2007.

On January 1, 2007, Addax Petroleum prospectively adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. In accordance with this new standard, Addax Petroleum now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of operations. As a result of these changes, debt issue costs of $20 million incurred during Q1 2007 have been recorded as a reduction to long-term debt.

On January 1, 2007, Addax Petroleum prospectively adopted CICA Handbook Section 3865 Hedges. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. Addax Petroleum has not designated any hedging relationships. This new standard did not affect the Addax Petroleum's financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2006, an evaluation was carried out under the supervision of, and with the participation of Addax Petroleum's management including the Chief Executive Officer and the Chief Financial Officer, of the design and effectiveness of Addax Petroleum's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of Addax Petroleum's disclosure controls and procedures were effective as at December 31, 2006, and would provide reasonable assurance that material information relating to Addax Petroleum and its consolidated subsidiaries would be made known to them by others within those entities. Various opportunities to improve the design and operation of the Disclosure Controls and Procedures have been identified and approved by management. The actions necessary to implement these opportunities have been identified and will be implemented in 2007. These improvement opportunities do not affect the conclusions of the Chief Executive Officer and the Chief Financial Officer described above.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

As of December 31, 2006, an evaluation was carried out under the supervision of, and with the participation of Addax Petroleum's management including the Chief Executive Officer and the Chief Financial Officer, of the design of Addax Petroleum's internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of internal control over financial reporting was effective as at December 31, 2006, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Various opportunities to improve the design and operation of internal control over financial reporting have been identified and approved by management. The actions necessary to implement these opportunities have been identified and will be implemented in 2007. These improvement opportunities do not affect the conclusions of the Chief Executive Officer and the Chief Financial Officer described above.

Addax acquired PanAfrican as of September 7, 2006. Since the acquisition, Addax has made significant changes to the internal controls over financial reporting associated with the former Pan-Ocean operations including: the transfer of financial management activities to Geneva, the closure of the former Jersey office of Pan-Ocean, the appointment of new senior management based in Gabon and re-definition of certain business processes. There have been no other changes in Addax Petroleum's internal control over financial reporting during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, Addax Petroleum's internal control over financial reporting.

TRANSACTIONS WITH RELATED PARTIES

Addax Petroleum has entered into no new transactions with related parties during this quarter. The ongoing transactions with AOG remain as noted below:

- Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement (collectively defined as the "Crude Oil Supply Agreements");
- Management Services Agreement;
- Bunkering Agreement;
- Agreement for Services of Jean Claude Gandur, effective January 1, 2006 between APS and AOG;
- Trademark Agreement;
- Non-Competition Agreement; and
- Share Transfer Agreement between a subsidiary of AOG and Addax Petroleum.

The following transactions took place between Addax Petroleum and AOG and its other subsidiary companies (as discussed further in Note 9 to the consolidated March 31, 2007 financial statements):

Related party Transactions	Three months ended		Year ended
	31-Mar	31-Mar	31-Dec
(US$ millions)	2007	2006	2006
Sales to Addax B.V.			
Nigeria	184	173	1,208
Gabon	43	--	7
Charges to Addax B.V. and other related entities			
Nigeria	11	2	33
Total	216	171	1,182

An amount of approximately $1 million is included in the income statement for the period for directors' compensation has been paid in common shares of Addax Petroleum during Q1 2007 as payment for 2006 services.

All transactions with related parties are as set out in the individual agreements that are regularly reviewed by Addax Petroleum's management.

Crude Oil Supply Agreements

Addax B.V. ("ABV"), which is a subsidiary of AOG, is the sole marketer of Addax Petroleum's crude oil production under the Crude Oil Supply Agreements for the Nigerian crudes and Remboué and Etame, Gabon. All crude oil produced from OML123/124 and OML126 is sold to ABV on the same terms and conditions as with ABV's non-related customers. Some crude oil from Remboué field (acquired as part of the PanAfrican acquisition) is also sold to ABV. This is a continuation of trading prior to the PanAfrican acquisition and is on a non-related customer basis. ABV was awarded the contract to market the Etame crude oil for 2007 following a bidding process with a number of crude traders.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of quarterly results for Addax Petroleum for the eight most recently completed quarters.

Quarterly Information (US$ million, unless otherwise stated)	Mar-31 2007	Dec-31 2006	Sep-30 2006	Jun-30 2006	Mar-31 2006	Dec-31 2005	Sep-30 2005	Jun-30 2005	Mar-31 2005
Financial:									
Petroleum sales before royalties	**627**	528	584	522	394	379	386	258	197
Net income	**79**	53	75	58	57	38	86	54	29
Earnings per share (US$/share)	**0.51**	0.34	0.51	0.41	0.44	0.33	0.73	0.46	0.25
Funds Flow From Operations	**260**	216	245	196	174	146	163	89	70
FFFO per share (US$/share)	**1.68**	1.39	1.65	1.40	1.36	1.25	1.40	0.76	0.60
Weighted average number of shares outstanding (millions)	**155**	155	148	140	128	117	117	117	117
Capital expenditures, net of dispositions	**216**	410	214	229	246	105	117	69	90
Operational:									
Average working interest gross oil production (mbbls/day):									
Nigeria	**98**	96	89	80	80	75	74	62	49
Gabon	**18**	12	2	--	--	--	--	--	--
Total	**116**	108	91	80	80	75	74	62	49

The general upward trend over the quarters of increasing sales has resulted from a combination of increased production from OML126, which commenced production in Q2 2005 and the PanAfrican acquisition with licenses in Gabon in Q3 2006. These operations have also contributed to the growth in net income, but are partially offset by increased operating costs, DD&A and taxes corresponding with the increased volumes.

Petroleum Sales
The volume of crude oil sold by Addax Petroleum per fiscal quarter in 2006 and Q1 2007 was 7 MMbbls, 8 MMbbls, 9 MMbbls, 9 MMbbls, and 11 MMbbls respectively. The postponement of the final December lifting on Okwori of 950 Mbbls to January 2007 partially offset by the reduction of crude price in Q1 2006 compared to Q4 2006 account for the increase in Petroleum sales in Q1 2007.

Net Income
Net incomes by fiscal quarter for 2006 and Q1 2007 were $57 million, $58 million, $75 million, $53 million and $79 million respectively. The reduction in Q4 2006 net income was due to a combination of factors; a reduction in petroleum sales, lower crude oil prices, year-end bonus awards and increased depletion costs. The Q1 2007 result of higher net income was due primarily to higher liftings.

Funds Flow From Operations
FFFO by fiscal quarter for 2006 and Q1 2007 were $174 million, $196 million, $245 million, $215 million and $261 million, respectively. The steady increase in FFFO over the first three quarters is due primarily to an increase in petroleum sales; the decrease in Q4 reflects lower net income which, as noted above, increased in Q1 2007, due primarily to higher revenue.

Capital Expenditures
Capital expenditures have steadily increased with a significant rise in Q4 2006 due development & exploration of $163 million and acquisition fees for OPL291 of $68 million. Q1 2007 has returned to be consistent with former quarters of which 56% relates to Nigerian OML123/124, 18% to OML126/OPL225 and 14% to Gabon licenses.

Addax Petroleum Corporation

Consolidated Financial Statements

As at March 31, 2007 and for the three month periods ended March 31, 2007 and 2006

ADDAX PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS (unaudited)
(US$ millions)

	March 31, 2007	December 31, 2006
ASSETS		
Current		
Cash and cash equivalents (note 7)	93	34
Accounts receivable (note 9)	153	179
Inventories (note 5)	104	121
Prepaid expenses	41	26
	391	**360**
Partner loan receivable	21	21
Future income taxes	17	16
Other non-current assets	20	5
Property, plant and equipment (note 3)	2,171	2,083
Goodwill	493	493
	2,722	**2,618**
	3,113	**2,978**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	372	364
Income taxes and royalties payable	397	510
Deferred revenue	-	4
	769	**878**
Asset retirement obligations	48	47
Future income taxes	62	44
Other long-term liabilities	12	11
Long-term debt (note 2)	975	830
	1,097	**932**
Shareholders' equity		
Share capital (note 4)	739	739
Contributed surplus (note 4)	26	20
Retained earnings	482	409
	1,247	**1,168**
	3,113	**2,978**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
(US$ millions, except per share amounts)

	Three month periods ended March 31,	
	2007	2006
REVENUE		
Petroleum sales (note 9)	627	394
Royalties	(85)	(73)
Net sales	542	321
Other income	1	1
Total net revenue	**543**	**322**
EXPENSES		
Operating	84	47
General and administrative	7	3
Depletion, depreciation and accretion (note 3)	131	57
Pre-acquisition	4	12
Share-based compensation	6	-
Interest on long-term debt	18	1
Foreign exchange loss	1	-
Total expenses	**251**	**120**
Income before provision for income taxes	**292**	**202**
Provision for income taxes		
Current	(172)	(84)
Future	(41)	(61)
Net income and comprehensive income	**79**	**57**
Earnings per share, basic and diluted	$0.51	$0.44
Weighted average number of common shares outstanding:		
- basic	155,073,539	127,850,100
- diluted	155,472,937	127,850,100

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
(US$ millions)

	Three month periods ended March 31,	
	2007	2006
Retained earnings, beginning of period	410	278
Net income for the period	79	57
Distribution of earnings	-	(48)
Dividends	(7)	(50)
Retained earnings, end of period	**482**	**237**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(US$ millions)

	Three month periods ended March 31,	
	2007	**2006**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**79**	**57**
Items not affecting cash (note 7)	184	118
	263	**175**
Changes in non-cash working capital (note 7)	(81)	(23)
	182	**152**
CASH FLOWS FROM INVESTING ACTIVITIES		
Expenditures on property, plant and equipment	(216)	(102)
Change in non-cash working capital	(27)	-
	(243)	**(102)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt	975	-
Repayment of long-term debt	(830)	(80)
Debt issue costs	(18)	-
Dividends paid	(7)	(50)
Proceeds from share issue	-	371
Distribution of earnings	-	(48)
	120	**193**
Net increase in cash and cash equivalents	59	**243**
Cash and cash equivalents, beginning of period	34	6
Cash and cash equivalents, end of period	**93**	**249**

See accompanying notes to the consolidated financial statements

(US$, except as noted. Tabular amounts in US$ millions, except as noted)

1. ACCOUNTING POLICIES

The interim consolidated financial statements of Addax Petroleum Corporation ("Addax Petroleum") include the accounts of Addax Petroleum, its wholly-owned subsidiaries and its interests in joint ventures, and have been prepared following the same accounting policies and methods of their application as the audited consolidated financial statements of Addax Petroleum as at December 31, 2006, except as described below. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed or excluded. These financial statements should be read in conjunction with Addax Petroleum's audited consolidated financial statements and notes thereto for the year ended December 31, 2006.

Changes in Accounting Policies

On January 1, 2007, Addax Petroleum prospectively adopted *CICA Handbook Section 1530, Comprehensive Income.* Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized. There were no such components to be recognized in comprehensive income for the three month period ended March 31, 2007.

On January 1, 2007, Addax Petroleum prospectively adopted *CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.* In accordance with this new standard, Addax Petroleum now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading, loans and receivables or other liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations. This new standard did not affect Addax Petroleum's financial statements.

On January 1, 2007, Addax Petroleum prospectively adopted *CICA Handbook Section 3865 Hedges.* This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. Addax Petroleum has not designated any hedging relationships. This new standard did not affect Addax Petroleum's financial statements.

2. LONG TERM DEBT

In January 2007, Addax Petroleum has entered into a 5-year, $1.5 billion senior secured reducing revolving debt facility (the "Facility") arranged by BNP Paribas, Natixis and Standard Chartered Bank. The Facility consists of a $1.2 billion loan and a $300 million letter of credit facility. The loan has been used to retire the former bridge facility, fund capital expenditures and for general corporate purposes. The Facility is in the form of a borrowing base loan and is subject to reductions after three years and is secured against a portion of Addax Petroleum's business interests.

(US$, except as noted. Tabular amounts in US$ millions, except as noted)

Amounts drawn under the Facility bear interest at the Lenders' LIBOR plus an applicable margin between 1.75% and 2.65%. The effective interest rate on the credit facility for the period ended March 31, 2007 was 7.61%.

In addition to the funds drawn on the loan, letters of credit totaling $123 million related to the Nigerian and JDZ blocks assets were outstanding at March 31, 2007.

Costs incurred to arrange for the Facility have been recorded as other non-current assets and are amortized over the term of the arrangement in accordance with the CICA's Emerging Issues Committee's Abstract EIC-101 "Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements".

3. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2007	**December 31, 2006**
Oil and natural gas properties	3,005	2,790
Accumulated depletion	(852)	(722)
	2,153	2,068
Corporate assets	24	20
Accumulated depreciation	(6)	(5)
	18	15
Balance	**2,171**	**2,083**

Property, plant and equipment by cost centre is as follows:

	March 31, 2007	**December 31, 2006**
Cost Centre		
Nigeria	854	786
Cameroon	15	13
Gabon	1,018	1,020
Iraq	156	142
Joint Development Zone	110	107
Corporate assets	18	15
	2,171	**2,083**

(US$, except as noted. Tabular amounts in US$ millions, except as noted)

Included in property, plant and equipment are certain costs not subject to depletion and depreciation as follows:

	March 31, 2007	December 31, 2006
Unproved properties		
Cameroon	15	13
Gabon	11	11
Iraq	156	142
Joint Development Zone	110	107
Nigeria	176	174
	468	**447**

4. SHARE CAPITAL

Addax Petroleum is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

Issued and Outstanding	**Three month period ended March 31, 2007**		**Year ended December 31, 2006**	
Common Shares	Number	Amount	Number	Amount
Balance, beginning of period	155,065,556	739	117,000,100	20
Issue pursuant to initial public offering	-	-	23,100,000	371
Issue pursuant to second public offering	-	-	14,750,000	343
Shares issued for Director services	11,974	-	12,425	-
Issued under employee share award program	-	-	203,031	5
Balance, end of period	**155,077,530**	**739**	**155,065,556**	**739**

During the quarter, 11,974 shares were awarded to Directors of Addax Petroleum for 2006 services.

The diluted weighted average common shares outstanding is due to unvested shares granted as part of a Long Term Incentive Program.

Contributed surplus

	March 31, 2007	December 31, 2006
Balance, beginning of period	20	-
Movement of the period	6	20
Balance, end of period	**26**	**20**

(US$, except as noted. Tabular amounts in US$ millions, except as noted)

5. INVENTORIES

	March 31, 2007	December 31, 2006
Oil products	19	45
Materials and supplies	85	76
Balance	**104**	**121**

6. FINANCIAL INSTRUMENTS

Addax Petroleum uses certain derivative financial instruments to manage its commodity prices and foreign currency exposures. These financial instruments are not used for trading or speculative purposes. Addax Petroleum had the following financial derivatives outstanding as at March 31, 2007:

Foreign currency forward	
Remaining term	April 2007 - December 2007
Amount	CHF3.0 million / month
Average exchange rate (United Stated dollar / Swiss Franc)	1.196
Contract value (loss)	$(535,303)

7. CASH FLOWS

(a) Items not affecting cash

	Period ended March 31,	
	2007	2006
Future income taxes	41	61
Depletion, depreciation and accretion	131	57
Foreign exchange	1	-
Share-based compensation	6	-
Other items	5	-
Total items not affecting cash	**184**	**118**

(US$, except as noted. Tabular amounts in US$ millions, except as noted)

(b) Changes in non-cash working capital

	Period ended March 31,	
	2007	**2006**
Accounts receivable	26	10
Prepaid expenses	(15)	(20)
Inventories	17	(14)
Accounts payable and accrued liabilities	8	(10)
Tax and royalties payable	(113)	12
Deferred revenue	(4)	(1)
Changes in non-cash working capital	**(81)**	**(23)**

(c) Other cash flow information

	Period ended March 31,	
	2007	**2006**
Interest paid	17	1
Income taxes paid	-	-

Addax Petroleum pays the petroleum profits tax and royalties in Nigeria through government liftings taken-in-kind. During the period, such government liftings totalled $343 million (2006: $140 million).

(d) Cash and Cash equivalent

	March 31, 2007	**December 31, 2006**
Cash and cash equivalents consists of:		
Cash	92	31
Deposits	1	3
	93	**34**

(US$, except as noted. Tabular amounts in US$ millions, except as noted)

8. INVESTMENT IN JOINT VENTURES

Included in the consolidated financial statements are the following items that represent Addax Petroleum's interests in the jointly controlled assets, liabilities, revenues and expenses of the joint ventures.

	March 31, 2007	December 31, 2006
Current assets	21	27
Non-current assets	593	526
Current liabilities	(541)	(480)
Non-current liabilities	(10)	(10)
Net liabilities	**63**	**63**
Income	37	-
Expenses	28	18

9. RELATED PARTY TRANSACTIONS

The following transactions took place between Addax Petroleum and The Addax and Oryx Group Ltd. ("AOG") and its other subsidiary companies:

	March 31, 2007	March 31, 2006
Sales to Addax B.V.	227	173
Charges:		
Addax Bunkering Services	(5)	(1)
AOG Advisory Services Ltd.	(1)	(1)
Addax B.V.	(5)	-

The sales to Addax B.V., a marketer of Addax Petroleum crude oil, were made on the same terms and conditions as with Addax B.V.'s non-related customers. The charges from AOG Advisory Services Ltd., include management services, trademark licence and information technology support. Charges from Addax Bunkering Services are for the purchase of fuel for Addax Petroleum FPSO's and other marine support vessels purchased at market rates.

Amounts due from (to) related parties as included in accounts receivable and accounts payable in the consolidated balance sheet are as follows:

(US$, except as noted. Tabular amounts in US$ millions, except as noted)

	March 31, 2007	December 31, 2006
Addax B.V.	6	87
AOG	(1)	-
Other	(2)	(3)

10. GEOGRAPHICAL INFORMATION

Addax Petroleum generates revenue in Nigeria and in Gabon.

	Three month period ended March 31, 2007			
	Nigeria	Gabon	Corporate	Total
REVENUE				
Petroleum sales	526	101	-	627
Royalties	(78)	(7)	-	(85)
Net sales	448	94	-	542
Other income	-	-	1	1
Total net revenue	**448**	**94**	**1**	**543**
EXPENSES				
Operating	59	25	-	84
General and administrative	-	-	7	7
Depletion, depreciation and accretion	94	36	1	131
Pre-acquisition	-	-	4	4
Share-based compensation	-	-	6	6
Interest on long-term debt	-	-	18	18
Foreign exchange (gain)/loss	-	-	1	1
Total expenses	**153**	**61**	**37**	**251**
Income before provision for income taxes	**295**	**33**	**(36)**	**292**
Provision for income taxes				
Current	(153)	(19)	-	(172)
Future	(41)	-	-	(41)
Net income	**101**	**14**	**(36)**	**79**

(US$, except as noted. Tabular amounts in US$ millions, except as noted)

11. SUBSEQUENT EVENTS

Subsequent to March 31, 2007, Addax Petroleum entered into an agreement to acquire a 50% interest in the Epaemeno license area from BowLeven plc who retains a 50% interest. Addax Petroleum will become operator. The acquisition is subject to the approval of the Government of Gabon. Under the terms of the acquisition, Addax Petroleum is obligated to pay the first $10 million of BowLeven plc's share of exploration costs and, in the event of a commercial development, the first $8 million of BowLeven plc's share of development costs.

The secured reducing revolving credit facility was increased from $1,500 million to $1,600 million in April 2007. The long term loan was increased from $1,200 million to $1,300 million. The $300 million letter of credit facility was unchanged.

On May 6, 2007, the Board of Directors approved a dividend of CDN$0.05 per share to shareholders of record on May 31, 2007 to be paid on June 14, 2007.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **JEAN CLAUDE GANDUR**, Chief Executive Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED: May 7, 2007

"Signed"

JEAN CLAUDE GANDUR
CHIEF EXECUTIVE OFFICER

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **MICHAEL EBSARY**, Chief Financial Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED: May 7, 2007

"Signed"

MICHAEL EBSARY
CHIEF FINANCIAL OFFICER

END